UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated July 23, 2009.

2.             Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Revenues stable as markets continue to challenge, cost take-out supports margins

•                  Revenues of $7.9 billion on continued successful execution of the order backlog

•                  $1 billion EBIT after ca. $120 million restructuring-related costs – EBIT margin at 13.2%

•                  Orders down 27% in local currencies vs record Q2 in 2008 – base orders 25% lower

•                  Cash from operations above $1 billion, net income at $675 million

Zurich, Switzerland, July 23, 2009 – ABB reported second-quarter revenues of $7.9 billion – a 2-percent decline in local currencies – and earnings before interest and taxes (EBIT) of $1 billion, despite higher restructuring-related costs to adapt to the challenging economic environment.

Orders decreased to $7.3 billion compared to the same record quarter in 2008, primarily the result of sharply lower demand in industrial markets. The EBIT margin decreased to 13.2 percent from 16.1 percent a year ago. The decrease was mainly the result of lower volumes in short-cycle businesses and restructuring-related costs of approximately $120 million.

Net income amounted to $675 million, mainly reflecting the decrease in EBIT. Cash from operations reached $1.1 billion, reflecting both the timing of large project payments and a focus on improving net working capital. Net cash at the end of June amounted to $5.7 billion, up from $4.8 billion at the end of the previous quarter.

“Thanks to the timely execution of our solid order backlog, we held revenues in local currencies close to last year’s high levels despite the unprecedented downturn in the global economy,” said Joe Hogan, ABB’s Chief Executive Officer. “We also maintained profitability well within our target range as we realized benefits of more than $500 million in the first two quarters from our $2-billion cost take-out program.

“The economic environment remains challenging, although there are growth opportunities driven by the need for more intelligence and automation in the power network, and the generation and integration of renewable energies,” Hogan said. “While we’ll continue to focus on adjusting costs quickly, we also aim to take advantage of these opportunities to extend our market leadership.”

2009 Q2 key figures

			Change
$ millions unless otherwise indicated	Q2 09	Q2 08	US$	Local
Orders	7,309	11,271	-35%	-27%
Order backlog (end June)	25,913	29,127	-11%	-1%
Revenues	7,915	9,025	-12%	-2%
EBIT	1,047	1,449	-28%
as % of revenues	13.2%	16.1%
Net income	675	975	-31%
Basic net income per share ($)	0.30	0.43
Cash flow from operating activities	1,067	978

Summary of Q2 2009 results

Orders received and revenues

Orders decreased across all divisions and regions compared to the high levels in the second quarter of 2008 on a combination of lower volumes as well as price decreases resulting from both lower raw material costs and reduced demand. Base orders (less than $15 million) continued the double-digit decline seen in the first quarter of 2009, mainly the result of continued weak demand in industrial, construction-related and automotive markets, and were 33 percent lower (25 percent in local currencies). Large orders (larger than $15 million) decreased 43 percent (35 percent in local currencies).

Regionally, orders were down 20 percent (9 percent in local currencies) in the Americas where higher utility investments in Brazil and Mexico to upgrade their power grids were more than offset by reduced customer spending in the U.S. across all divisions. In Europe, demand was lower in all businesses. Orders from Asia were down in all divisions in local currencies except Automation Products, where higher orders in India offset decreases in most other markets. Primarily the result of a decrease in large project awards compared to the same quarter a year ago, orders from the Middle East and Africa declined in local currencies in all divisions except Power Products.

Timely execution of the order backlog supported revenues and largely offset the impact of significantly weaker demand in the book-to-bill business during the second quarter. Revenues increased in local currency terms in the divisions with relatively longer order backlogs — Power Products, Power Systems and Process Automation. Revenues were down in the shorter-backlog Automation Products and Robotics divisions. Service revenues were 3 percent higher in local currencies (down 9 percent in U.S. dollars).

The order backlog at the end of June 2009 amounted to $25.9 billion, $3.2 billion lower (down 11 percent; 1 percent in local currencies) than at the end of the second quarter of 2008, and approximately $900 million higher than at the end of the first quarter of 2009 (up 4 percent; 2 percent lower in local currencies).

Earnings before interest and taxes

EBIT and EBIT margin decreased compared to the same quarter a year earlier on a combination of lower revenues and capacity utilization in ABB’s short-cycle businesses — mainly in the automation divisions — as well as higher restructuring-related charges. The decline in EBIT margin was partly offset by cost savings in sourcing, general and administrative expenses, footprint adjustments and through operational excellence initiatives. Adjusting EBIT in the second quarter of both 2008 and 2009 for restructuring-related charges, the EBIT margin declined by approximately 1.5 percentage points. The mark-to-market impact from hedging transactions was immaterial in both periods.

Net income

In addition to lower EBIT, net income was adversely affected by a reduction in the finance net to negative $25 million compared to a positive $41 million in the same quarter in 2008, primarily reflecting lower market rates on the company’s net cash balance compared to the same quarter a year ago.

Balance sheet and cash flow

Net cash at the end of the second quarter was $5.7 billion compared to $4.8 billion at the end of the previous quarter. Cash flow from operations amounted to $1.1 billion, slightly higher than the second quarter of 2008.

On May 5, ABB’s Annual General Meeting approved the payment of a dividend in the form of a nominal value reduction of Sfr. 0.48 per share. ABB expects the nominal value reduction to be registered with the Zurich Commercial Register on July 24, 2009, in which case shares traded on the SIX Swiss Exchange will begin trading with a reduced nominal value on July 27, 2009. Thereafter, the company will effect the dividend payment.

Acquisitions

ABB acquired Comem SpA, an Italy-based manufacturer of transformer components, with plants and operating units in Italy, Turkey, Brazil and China. The company employs about 400 people and generated revenues of more than $70 million in 2008. The acquisition is in line with ABB’s strategy to compliment organic growth with ‘bolt-on’ acquisitions and will expand the company’s transformer components portfolio.

Compliance

As previously announced, ABB has disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission various suspect payments. In addition, ABB has continued to cooperate with various anti-trust authorities, including the European Commission, regarding certain allegedly anti-competitive practices in the power transformer business. ABB’s cables business is also under investigation for alleged anti-competitive practices. With respect to these matters, there could be adverse outcomes beyond our provisions.

Cost reductions

ABB continued to execute its previously-announced cost take-out program during the second quarter. The program aims to sustainably reduce ABB’s costs — comprising both cost of sales as well as general and administrative expenses — from 2008 levels by a total of $2 billion by the end of 2010. The savings are focused on acceleration of ongoing initiatives in low-cost sourcing, general and administrative expenses, internal process improvements and adjustments to ABB’s global manufacturing and engineering footprint and exceeded $500 million in the first two quarters.

The total cost of the program is expected to approach $1 billion — of which approximately $100 million was already recorded in 2008. Costs associated with the program in the second quarter of 2009 amounted to approximately $120 million. Costs in the first quarter of 2009 were not material.

Outlook

Visibility in ABB’s markets for the second half of 2009 remains limited. Significant uncertainty remains surrounding the key demand drivers for the company’s products and systems.

The need for power transmission infrastructure in all regions — both equipment replacement and new transmission projects — has not changed in recent quarters. However, uncertainty surrounding economic recovery, the stability of raw material prices and the availability of project funding continue to influence the timing of many power investment decisions. ABB is also unable to precisely forecast when the various government stimulus programs will have an impact or when the availability of funding will improve.

Demand in ABB’s industrial end markets depends to a large extent on GDP growth and capital spending, together with commodity prices. Customers’ need to steadily improve efficiency and productivity to meet increasing competition also drives orders, along with demand in construction and in general industry.

Therefore, management’s priority for 2009 remains to ensure that the company has the flexibility to respond quickly to changing market conditions, taking advantage of its global footprint, strong balance sheet and leading technologies to improve its cost competitiveness while simultaneously tapping further opportunities for profitable growth.

ABB also confirms its previously published targets for the period 2007 to 2011, with the exception of the Robotics division, which is facing an unprecedented market downturn and requires further restructuring.

Divisional performance Q2 2009

Power Products

			Change
$ millions unless otherwise indicated	Q2 09	Q2 08	US$	Local
Orders	2,760	3,592	-23%	-14%
Order backlog (end June)	8,664	8,954	-3%	7%
Revenues	2,839	3,026	-6%	4%
EBIT	555	586	-5%
as % of revenues	19.5%	19.4%
Cash flow from operating activities	534	324

Orders decreased in the second quarter, mainly the result of lower demand from industrial and construction-related markets. Utilities continued to invest in grid improvements but orders did not match the very high levels of a year ago. The order decline also reflects price reductions from lower raw material costs versus the same period in 2008. Orders were down in all regions except the Middle East and Africa, where large projects helped lift orders by almost 50 percent.

Revenues in local currencies grew primarily on execution of the order backlog. Delays by customers in taking delivery of some products continued to negatively impact revenues.

EBIT developed in line with revenues while the EBIT margin remained at the same high level as the year-earlier period, supported by cost adjustments that offset lower factory loadings in the shorter-cycle product areas, such as distribution transformers. Restructuring-related costs in the quarter amounted to $30 million compared to $9 million in the same quarter a year earlier.

Cash from operations benefited from lower net working capital in the quarter as inventories were reduced and collection of receivables improved.

Power Systems

			Change
$ millions unless otherwise indicated	Q2 09	Q2 08	US$	Local
Orders	1,697	2,611	-35%	-25%
Order backlog (end June)	8,918	9,695	-8%	4%
Revenues	1,612	1,736	-7%	6%
EBIT	122	123	-1%
as % of revenues	7.6%	7.1%
Cash flow from operating activities	230	141

Orders declined in the second quarter, mainly reflecting the timing of large order awards. Base orders decreased versus the previous year but order levels have stabilized over the last three quarters. Orders were lower in all regions except the Americas, where a project to expand and improve the reliability of the power grid in Mexico contributed to an order increase in the region.

Revenues in local currencies continued to grow on the execution of the order backlog. EBIT was steady while the EBIT margin improved as cost-reduction measures helped offset higher selling expenses related to the increased level of tendering activity. Restructuring-related costs in the quarter were not material.

Cash from operations improved, reflecting mainly the timing of project payments.

Automation Products

			Change
$ millions unless otherwise indicated	Q2 09	Q2 08	US$	Local
Orders	2,146	2,967	-28%	-19%
Order backlog (end June)	3,969	4,602	-14%	-5%
Revenues	2,206	2,751	-20%	-10%
EBIT	329	538	-39%
as % of revenues	14.9%	19.6%
Cash flow from operating activities	450	341

Orders decreased compared to the same quarter in 2008 on reduced demand in most market segments. Industrial and construction-related demand was significantly weaker as the economic environment remained challenging in most regions, a trend that could only be partly offset by infrastructure investments in areas such as wind energy, rail and water. Demand was generally higher in emerging markets than in mature economies in the quarter.

Revenues were also lower, mainly reflecting reduced sales of short-cycle products, such as low-voltage equipment. This was partly offset by higher revenues in longer-backlog businesses, such as power electronics and high-voltage motors. Service revenues increased in the quarter. EBIT decreased significantly on both lower revenues and restructuring-related costs of approximately $50 million aimed mainly at reducing capacity in western Europe.

Cash from operations improved mainly as a result of lower inventories.

Process Automation

			Change
$ millions unless otherwise indicated	Q2 09	Q2 08	US$	Local
Orders	1,342	2,681	-50%	-43%
Order backlog (end June)	6,442	7,730	-17%	-7%
Revenues	1,865	2,058	-9%	4%
EBIT	173	243	-29%
as % of revenues	9.3%	11.8%
Cash flow from operating activities	59	370

Orders declined across all regions compared to a strong second quarter last year. Customers continue to postpone investments due to uncertainties surrounding future demand and limited access to funding for capital expenditures. Large orders were significantly lower. Base orders also declined as customers significantly reduced spending for small- and medium-sized capital projects in the marine, metals and pulp and paper sectors. Orders for industrial services remained at the same level as last year. Demand in the oil and gas sector was stable at high levels as our customers continued to invest in exploration and development of new energy resources.

Revenues increased in local currencies on the execution of a number of large projects in the order backlog. Service revenues were stable compared to the same quarter a year ago. EBIT and EBIT margin decreased on a combination of restructuring-related costs of $24 million, lower capacity utilization and an increase in the share of systems revenues, which typically carry a lower margin than the product and service businesses.

Cash from operations was lower in the quarter, reflecting higher net working capital related to project execution and lower customer advances resulting from the decrease in large orders.

Robotics

			Change
$ millions unless otherwise indicated	Q2 09	Q2 08	US$	Local
Orders	182	503	-64%	-60%
Order backlog (end June)	397	760	-48%	-44%
Revenues	234	417	-44%	-37%
EBIT	-51	29
as % of revenues	-21.8%	7.0%
Cash flow from operating activities	-50	30

Orders declined significantly versus the same quarter a year earlier as a result of the severe downturn in the global automotive sector and general industry. Orders sharply decreased in all regions compared to the same quarter in 2008, primarily Europe and North America.

Revenues were partly supported by the order backlog but decreased in most business units. The resulting low factory loadings and decline in service business, combined with restructuring-related costs of approximately $10 million, all contributed to an EBIT loss in the quarter.

Cash flow from operations in the quarter reflects payment conditions in the automotive sector as well as some project delays.

More information

The 2009 Q2 results press release and presentation slides are available from July 23, 2009, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 19799, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 5600 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 14410, followed by the # key.

Investor calendar 2009

ABB Capital Markets Day, Zurich, Switzerland	Sept. 11, 2009
Q3 2009 results	Oct. 29, 2009

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

Zurich, July 23, 2009

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Cost reductions,” “Outlook, and “Compliance,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the financial crisis and economic slowdown, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations: Thomas Schmidt, Wolfram Eberhardt (Zurich, Switzerland) Tel: +41 43 317 6568 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 Sweden: Tel. +46 21 325 000 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

ABB Q2 and first half 2009 key figures

				Change				Change
$ millions unless otherwise indicated		Q2 09	Q2 08	US$	Local	H1 09	H1 08	US$	Local
Orders	Group	7,309	11,271	-35%	-27%	16,459	22,214	-26%	-15%
	Power Products	2,760	3,592	-23%	-14%	5,720	7,603	-25%	-14%
	Power Systems	1,697	2,611	-35%	-25%	3,976	4,659	-15%	2%
	Automation Products	2,146	2,967	-28%	-19%	4,359	6,037	-28%	-19%
	Process Automation	1,342	2,681	-50%	-43%	3,767	5,236	-28%	-17%
	Robotics	182	503	-64%	-60%	388	959	-60%	-55%
	Corporate (consolidation)	(818)	(1,083)			(1,751)	(2,280)
Revenues	Group	7,915	9,025	-12%	-2%	15,124	16,981	-11%	1%
	Power Products	2,839	3,026	-6%	4%	5,307	5,648	-6%	5%
	Power Systems	1,612	1,736	-7%	6%	3,029	3,409	-11%	3%
	Automation Products	2,206	2,751	-20%	-10%	4,248	5,154	-18%	-7%
	Process Automation	1,865	2,058	-9%	4%	3,630	3,807	-5%	10%
	Robotics	234	417	-44%	-37%	528	804	-34%	-26%
	Corporate (consolidation)	(841)	(963)			(1,618)	(1,841)
EBIT	Group	1,047	1,449	-28%		1,909	2,802	-32%
	Power Products	555	586	-5%		997	1,120	-11%
	Power Systems	122	123	-1%		205	298	-31%
	Automation Products	329	538	-39%		639	995	-36%
	Process Automation	173	243	-29%		322	468	-31%
	Robotics	(51)	29			(72)	54
	Corporate	(81)	(70)			(182)	(133)
EBIT margin	Group	13.2%	16.1%			12.6%	16.5%
	Power Products	19.5%	19.4%			18.8%	19.8%
	Power Systems	7.6%	7.1%			6.8%	8.7%
	Automation Products	14.9%	19.6%			15.0%	19.3%
	Process Automation	9.3%	11.8%			8.9%	12.3%
	Robotics	-21.8%	7.0%			-13.6%	6.7%

Q2 2009 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q2 09	Q2 08	US$	Local	Q2 09	Q2 08	US$	Local
Europe	2,825	4,792	-41%	-30%	3,236	4,219	-23%	-10%
Americas	1,503	1,887	-20%	-9%	1,485	1,582	-6%	2%
Asia	2,033	2,840	-28%	-24%	2,231	2,331	-4%	4%
Middle East and Africa	948	1,752	-46%	-43%	963	893	8%	17%
Group total	7,309	11,271	-35%	-27%	7,915	9,025	-12%	-2%

Appendix I – Notes

Equity securities transactions

On February 13, 2008, the Company announced a share-buyback program up to a maximum value of CHF 2.2 billion (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. A total of 22.675 million shares were repurchased under the program up to the end of December 2008, at a total cost of CHF 652 million ($619 million, using exchange rates effective at the respective repurchase dates). No repurchases took place in the first half of 2009. The repurchased shares are included in treasury stock in the consolidated balance sheet at June 30, 2009. As announced in February 2009, given the current market uncertainty, the Company is not actively pursuing new purchases under this program.

Accounting pronouncements

As of January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (SFAS 160). SFAS 160 changes the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective prospectively as of January 1, 2009, except for the presentation and disclosure requirements which apply retrospectively for all periods presented. As a result of the adoption, noncontrolling interests of $612 million were reclassified to stockholders’ equity in 2008. Income attributable to noncontrolling interests of $64 million and $68 million for the three months ended June 30, 2009 and 2008, respectively, and $105 million and $132 million for the six months ended June 30, 2009 and 2008, respectively, is included in net income and is deducted to arrive at net income attributable to ABB.

The Company applies the provisions of Financial Accounting Standards No. 141, Business Combinations (SFAS 141R) to business combinations in which the acquisition date is on or after January 1, 2009. Under SFAS 141R an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition related costs are recognized separately from the acquisition and expensed as incurred; restructuring costs generally are expensed in periods subsequent to the acquisition date. Further, SFAS 141R requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense in periods subsequent to the acquisition date. In addition, under SFAS 141R, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

As of January 1, 2009, the Company adopted Financial Accounting Standards Board Staff Position on APB 14-a Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement) (FSP APB 14-a). FSP APB 14-a requires the issuer of such instruments to separately account for the liability and equity components of the convertible instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-a requires bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the income statement. As of December 31, 2008 and 2007, the Company did not have any convertible debt instruments outstanding. The Company adopted the provisions of the guidance on a retroactive basis to January 1, 2007 as they relate to the CHF 1 billion convertible bonds fully converted by bondholders in 2007. The total impact on the Company’s 2007 Consolidated Income Statement was a loss of $146 million. Consequently, as of January 1, 2008, retained earnings were reduced by $146 million and there was a corresponding increase in capital stock and additional paid-in capital, with total stockholders’ equity remaining unchanged.

Employee benefits funding

During the first six months of 2009, the Company made standard contributions of approximately $136 million to its pension plans and approximately $7 million in contributions to its other postretirement plans. In addition, the Company made discretionary contributions of approximately $16 million in Switzerland in the first half of 2009. The planned standard contributions for the full year 2009, based on current plan structures, are approximately $270 million to defined benefit pension plans and approximately $14 million to other postretirement plans. The Company expects that additional discretionary contributions will be made in the remaining part of the year.

Local currencies

The results of operations and financial position of many of the Company’s subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The Company refers to these as “local currencies.” However, the Company reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Appendix II

Reconciliation of non-GAAP financial measures regarding Q2 2009

($ millions, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	1,047
Revenues	7,915
EBIT margin (EBIT as % of revenues)	13.2%

Net cash
Short-term debt and current maturities of long-term debt	(331)
Long-term debt	(2,063)
Total debt	(2,394)

Cash and equivalents	6,822
Marketable securities and short-term investments	1,316
Cash and marketable securities	8,138
Net cash	5,744

EBIT margin is calculated by dividing EBIT by revenues. Management believes EBIT margin is a useful measure of profitability and uses it as a performance target.

Net cash is a financial measure that is calculated as the total of cash and equivalents, marketable securities and short-term investments minus our total debt.

ABB Ltd Consolidated Income Statements (unaudited)

	Six months ended		Three months ended
(in millions of $, except per share data in $)	Jun. 30, 2009	Jun. 30, 2008	Jun. 30, 2009	Jun. 30, 2008

Sales of products	12,809	14,427	6,693	7,679
Sales of services	2,315	2,554	1,222	1,346
Total revenues	15,124	16,981	7,915	9,025
Cost of products	(9,013)	(9,668)	(4,670)	(5,198)
Cost of services	(1,563)	(1,676)	(816)	(875)
Total cost of sales	(10,576)	(11,344)	(5,486)	(6,073)
Gross profit	4,548	5,637	2,429	2,952
Selling, general and administrative expenses	(2,639)	(2,888)	(1,362)	(1,526)
Other income (expense), net	—	53	(20)	23
Earnings before interest and taxes	1,909	2,802	1,047	1,449
Interest and dividend income	68	175	30	86
Interest and other finance expense	(33)	(77)	(55)	(45)
Income from continuing operations before taxes	1,944	2,900	1,022	1,490
Provision for taxes	(534)	(783)	(294)	(430)
Income from continuing operations, net of tax	1,410	2,117	728	1,060
Income (loss) from discontinued operations, net of tax	22	(7)	11	(17)
Net income	1,432	2,110	739	1,043
Net income attributable to noncontrolling interests	(105)	(132)	(64)	(68)
Net income attributable to ABB	1,327	1,978	675	975

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,305	1,987	664	991
Income (loss) from discontinued operations, net of tax	22	(9)	11	(16)
Net income	1,327	1,978	675	975

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.57	0.87	0.29	0.43
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.01	0.00
Net income	0.58	0.86	0.30	0.43

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.57	0.86	0.29	0.43
Income (loss) from discontinued operations, net of tax	0.01	0.00	0.01	(0.01)
Net income	0.58	0.86	0.30	0.42

Average number of shares (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,283	2,291	2,283	2,286
Diluted earnings per share attributable to ABB shareholders	2,285	2,304	2,286	2,300

ABB Ltd Consolidated Balance Sheets (unaudited)

(in millions of $, except share data)	Jun. 30, 2009	Dec. 31, 2008

Cash and equivalents	6,822	6,399
Marketable securities and short-term investments	1,316	1,407
Receivables, net	9,468	9,245
Inventories, net	5,482	5,306
Prepaid expenses	249	237
Deferred taxes	942	1,020
Other current assets	474	733
Total current assets	24,753	24,347

Financing receivables, net	447	445
Property, plant and equipment, net	3,718	3,562
Goodwill	2,944	2,817
Other intangible assets, net	424	411
Prepaid pension and other employee benefits	99	73
Investments in equity method companies	49	68
Deferred taxes	1,168	1,190
Other non-current assets	257	268
Total assets	33,859	33,181

Accounts payable, trade	3,997	4,451
Billings in excess of sales	1,345	1,224
Accounts payable, other	1,292	1,292
Short-term debt and current maturities of long-term debt	331	354
Advances from customers	2,016	2,014
Deferred taxes	476	528
Provisions for warranties	1,094	1,105
Provisions and other	3,126	3,467
Accrued expenses	1,485	1,569
Total current liabilities	15,162	16,004

Long-term debt	2,063	2,009
Pension and other employee benefits	1,121	1,071
Deferred taxes	383	425
Other liabilities	1,849	1,902
Total liabilities	20,578	21,411

Stockholders’ equity:
Capital stock and additional paid-in capital	4,895	4,841
Retained earnings	11,254	9,927
Accumulated other comprehensive loss	(2,513)	(2,710)
Treasury stock, at cost (39,938,859 shares at June 30, 2009, and 40,108,014 shares at December 31, 2008)	(897)	(900)
Total ABB stockholders’ equity	12,739	11,158
Noncontrolling interests	542	612
Total stockholders’ equity	13,281	11,770
Total liabilities and stockholders’ equity	33,859	33,181

ABB Ltd Consolidated Statements of Cash Flows (unaudited)

	Six months ended		Three months ended
(in millions of $)	Jun. 30, 2009	Jun. 30, 2008	Jun. 30, 2009	Jun. 30, 2008

Operating activities:
Net income	1,432	2,110	739	1,043
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	298	317	150	167
Pension and postretirement benefits	9	45	21	48
Deferred taxes	(1)	173	(7)	53
Net gain from sale of property, plant and equipment	(9)	(28)	(4)	(11)
Income from equity accounted companies	—	(8)	(1)	(4)
Other	(29)	39	49	27
Changes in operating assets and liabilities:
Trade receivables	35	(882)	105	(455)
Inventories	(15)	(563)	217	(282)
Trade payables	(505)	350	(130)	321
Billings in excess of sales	70	258	15	162
Provisions, net	63	(98)	84	(116)
Advances from customers	(33)	157	(9)	76
Other assets and liabilities, net	(352)	(428)	(162)	(51)
Net cash provided by operating activities	963	1,442	1,067	978

Investing activities:
Changes in financing receivables	(2)	(3)	(4)	(1)
Purchases of marketable securities (available-for-sale)	(62)	(120)	(42)	(63)
Purchases of marketable securities (held-to-maturity)	(561)	—	(339)	—
Purchases of short-term investments	(351)	(1,260)	(351)	—
Purchases of property, plant and equipment and intangible assets	(409)	(473)	(224)	(269)
Acquisition of businesses (net of cash acquired)	(55)	(28)	(7)	(28)
Proceeds from sales of marketable securities (available-for-sale)	42	55	21	35
Proceeds from maturity of marketable securities (available-for-sale)	855	—	—	—
Proceeds from short-term investments	92	4,196	—	1,306
Proceeds from sales of property, plant and equipment	18	39	10	16
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	7	23	7	(1)
Net cash provided by (used in) investing activities	(426)	2,429	(929)	995

Financing activities:
Net changes in debt with maturities of 90 days or less	6	91	(15)	77
Increase in debt	317	177	106	52
Repayment of debt	(349)	(484)	(128)	(165)
Purchase of treasury shares	—	(445)	—	(263)
Dividends paid to noncontrolling shareholders	(106)	(103)	(92)	(102)
Other	(34)	31	(21)	21
Net cash used in financing activities	(166)	(733)	(150)	(380)

Effects of exchange rate changes on cash and equivalents	52	273	284	(3)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	26	—	—
Net change in cash and equivalents - continuing operations	423	3,437	272	1,590

Cash and equivalents beginning of period	6,399	4,650	6,550	6,497
Cash and equivalents end of period	6,822	8,087	6,822	8,087

Supplementary disclosure of cash flow information:
Interest paid	85	112	40	56
Taxes paid	554	557	299	307

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
(in millions of $)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2008	5,780	6,809	(906)	7	(486)	55	(1,330)	(302)	10,957	592	11,549
Comprehensive income:
Net income		1,978							1,978	132	2,110
Foreign currency translation adjustments			254				254		254	(11)	243
Foreign currency translation adjustments related to divestments of businesses			6				6		6		6
Effect of change in fair value of available-for-sale securities, net of tax				(12)			(12)		(12)		(12)
Unrecognized loss related to pensions and other postretirement plans, net of tax					(24)		(24)		(24)		(24)
Change in derivatives qualifying as cash flow hedges, net of tax						(17)	(17)		(17)		(17)
Total comprehensive income									2,185	121	2,306
Dividends paid to noncontrolling shareholders									—	(138)	(138)
Changes in noncontrolling interests									—	(37)	(37)
Treasury stock transactions	(20)							20	—		—
Shares repurchased under buyback program								(483)	(483)		(483)
Share-based payment arrangements	28								28		28
Call options	31								31		31
Balance at June 30, 2008	5,819	8,787	(646)	(5)	(510)	38	(1,123)	(765)	12,718	538	13,256

			Accumulated other comprehensive loss
(in millions of $)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2009	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770
Comprehensive income:
Net income		1,327							1,327	105	1,432
Foreign currency translation adjustments			221				221		221	(8)	213
Effect of change in fair value of available-for-sale securities, net of tax				(75)			(75)		(75)		(75)
Unrecognized loss related to pensions and other postretirement plans, net of tax					(25)		(25)		(25)	1	(24)
Change in derivatives qualifying as cash flow hedges, net of tax						76	76		76		76
Total comprehensive income									1,524	98	1,622
Dividends paid to noncontrolling shareholders									—	(147)	(147)
Changes in noncontrolling interests									—	(21)	(21)
Treasury stock transactions	(3)							3	—		—
Share-based payment arrangements	35								35		35
Call options	22								22		22
Balance at June 30, 2009	4,895	11,254	(1,433)	8	(1,003)	(85)	(2,513)	(897)	12,739	542	13,281

April – June 2009 – Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Veli-Matti Reinikkala *	3.04.2009	Shares	5,680		USD	14.67
Peter Leupp *	3.04.2009	Shares	8,239		CHF	16.62
Gary Steel *	3.04.2009	Shares	13,416		CHF	16.62
Tom Sjökvist *	3.04.2009	Shares	12,451		CHF	16.62
Anders Jonsson *	3.04.2009	Shares	3,603		CHF	16.62
Ulrich Spiesshofer *	3.04.2009	Shares	13,372		CHF	16.62
Bernhard Jucker *	3.04.2009	Shares	8,595		CHF	16.62
Diane de Saint Victor *	3.04.2009	Shares	8,239		CHF	16.62
Michel Demaré *	3.04.2009	Shares	15,014		CHF	16.62
Tom Sjökvist**	6.05.2009	Shares	14,785		CHF	18.15
Hubertus von Grünberg ***	8.06.2009	Shares	12,948		CHF	16.22
Jacob Wallenberg ***	8.06.2009	Shares	3,218		CHF	16.22
Bernd W. Voss ***	8.06.2009	Shares	4,323		CHF	16.22
Michael Treschow ***	8.06.2009	Shares	3,245		CHF	16.22
Michel de Rosen ***	8.06.2009	Shares	3,218		CHF	16.22
Hans-Ulrich Märki ***	8.06.2009	Shares	11,770		CHF	16.22
Louis R. Hughes ***	8.06.2009	Shares	3,218		CHF	16.22
Roger Agnelli ***	8.06.2009	Shares	3,218		CHF	16.22

Key: * Shares were granted under the ABB Long Term Incentive Plan;

** Shares were granted in respect of a special bonus;

*** Shares were granted as part of the ABB Ltd Director’s compensation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 23, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and
Chief Counsel Corporate & Finance